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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 3)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                           ACME-CLEVELAND CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           ACME-CLEVELAND CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON SHARES, $1 PAR VALUE
            SERIES A CONVERTIBLE PREFERRED SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   004626-10-7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID L. SWIFT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ACME-CLEVELAND CORPORATION
                       30100 CHAGRIN BOULEVARD, SUITE 100
                          PEPPER PIKE, OHIO 44124-5705
                            TELEPHONE: (216) 595-9090
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                   OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            DONALD H. MESSINGER, ESQ.
                          THOMPSON HINE & FLORY P.L.L.
                               3900 SOCIETY CENTER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216


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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on March 20, 1996 and subsequently amended (as amended to date, the "Schedule 14D-9") by Acme-Cleveland Corporation (the "Company") in connection with a tender offer (the "Offer") made by WEC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all outstanding Common Shares and all outstanding Series A Convertible Preferred Shares of the Company at a price of $27 per share, net to the seller in cash, without interest thereon. Each of the defined terms used in this Amendment No. 3 has the meaning given to it in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 is hereby amended to include, at the end of the subsection captioned "Background," the following:

     On May 24, 1996, the Company's Board of Directors received a letter from Danaher stating that it was prepared to offer to acquire the Company at a price of $29 per outstanding Share. A copy of the letter is attached hereto as Exhibit 1 and is incorporated herein by reference. According to the letter, Danaher's proposal would expire at 9:00 a.m., New York time, on May 28, 1996, if the Company did not accept it by that time. Danaher also stated that, if the Company did not accept the proposal, Danaher would seek to call a special meeting of the Company's shareholders for the purpose of replacing the Company's Board of Directors and, if its nominees were elected, seek to consummate the acquisition of the Company pursuant to its $27 per Share tender offer.

     The Company, after engaging in discussions with Danaher regarding price and value, advised Danaher that its proposal was neither persuasive nor compelling and that the Company would continue actively to explore its alternatives.

     Subsequently, on May 28, 1996, Danaher informed Acme-Cleveland that it was prepared to increase its offer to $30 per share. Both parties are now discussing a transaction at $30 per Share. There can be no assurances that agreement will be reached or that a transaction will be consummated.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (1) Letter from Danaher to the Company's Board of Directors dated May 24, 1996.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  May 31, 1996

                                       ACME-CLEVELAND CORPORATION

                                       By: /s/ David L. Swift
                                          -------------------
                                       David L. Swift, Chairman of the Board,
                                       President and Chief Executive Officer

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